Exhibit 99.1

Page(s)
Report of Independent Registered Public Accounting Firm	2-3

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations and Comprehensive Loss	5

Consolidated Statements of Changes in Stockholder’s Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8-23

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Sole Director of

LK Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of LK Technology Ltd. and. subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An independent member firm of Moore Stephens International Limited – members in principal cities throughout the world

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

Basis for Opinion (continued)

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Certified Public Accountants

We have served as the Company’s auditor since 2018.

Hong Kong

May 25, 2018

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LK TECHNOLOGY LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN U.S. DOLLARS)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$72,379	$83,843
Accounts receivable, net of allowance for doubtful accounts	9,729,625	1,865,836
Other receivables and prepayment	2,376,745	2,287,934
Amounts due from related parties	11,760,692	-
Total current assets	23,939,441	4,237,613
Property and equipment, net	5,044,872	7,771,027
Intangible assets, net	1,154,197	1,682,445
Goodwill	7,239,936	7,239,936
Amount due from a related party	204,412	183,811

TOTAL ASSETS	37,582,858	21,114,832
Liabilities
Current liabilities:
Accounts payable	8,784,518	6,446,584
Accrued liabilities and other payables	12,962,912	11,329,613
Amounts due to related parties	3,563,683	16,129,323
Total current liabilities	25,311,113	33,905,520
Total liabilities	25,311,113	33,905,520

Commitments and contingencies
Shareholder’s Equity (Deficit)

Share capital
Common stock, $1 par value per share; 50,000 shares authorized as of December 31, 2017 and 2016, 1 share issued and outstanding as of December 31, 2017 and 2016	1	1
Additional paid-in capital	41,819,685	10,037,469
Accumulated deficit	(29,936,158)	(23,125,704)
Accumulated other comprehensive income (loss)	388,217	297,546

Total Shareholder’s Equity (Deficit)	12,271,745	(12,790,688)

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	$37,582,858	$21,114,832

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LK TECHNOLOGY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016

Revenues	$26,082,417	$5,233,145
Less: Cost of revenues	5,547,779	6,315,504
Less: Operating expenses:
Selling and marketing	23,908,733	6,209,804
General and administrative	2,451,249	2,108,854
Research and development	1,046,198	2,882,202
Total operating expenses	27,406,180	11,200,860
Loss from operations	(6,871,542)	(12,283,219)
Other income (expense):
Interest expense	(26,611)	(4,412)
Foreign exchange gains (losses)	350,679	(298,257)
Loss from investment	-	(428,571)
Other income (expense), net	(262,980)	(34,572)
Total other income (expense), net	61,088	(765,812)
Loss before income taxes	(6,810,454)	(13,049,031)
Income taxes	-	-
Net loss	$(6,810,454)	$(13,049,031)
Other comprehensive income:
Foreign currency translation adjustment	90,671	387,375
Total comprehensive loss	$(6,719,783)	$(12,661,656)

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LK TECHNOLOGY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(IN U.S. DOLLARS)

			Additional		Accumulated other	Total
	Ordinary shares		paid-in	Accumulated	comprehensive	Shareholder’s
	Shares	Amount	capital	deficits	Income (loss)	Equity (Deficit)
Balance as of December 31, 2015	1	$1	$8,250,505	$(10,076,673)	$(89,829)	$(1,915,996)

Capital contribution from C Media	-	-	1,786,964			1,786,964

Net loss	-	-		(13,049,031)		(13,049,031)

Foreign currency translation adjustment					387,375	387,375

Balance as of December 31, 2016	1	1	10,037,469	(23,125,704)	297,546	(12,790,688)

Capital contribution from C Media			31,782,216			31,782,216

Net loss				(6,810,454)		(6,810,454)

Foreign currency translation adjustment					90,671	90,671

Balance as of December 31, 2017	1	$1	$41,819,685	$(29,936,158)	$388,217	$12,271,745

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LK TECHNOLOGY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the years ended December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(6,810,454)	$(13,049,031)
Depreciation and amortization	3,316,181	3,245,161
Loss on disposal of property and equipment	115,193	73,022
Increase in allowance for doubtful accounts	445,395	62,591
Changes in assets and liabilities
Accounts receivable	(7,933,730)	(1,507,296)
Other receivables and prepayment	(2,202,960)	2,873,984
Accounts payable	2,230,543	4,757,457
Accrued liabilities and other payables	1,866,137	7,483,441
Net cash (used in) provided by operating activities	(8,973,695)	3,939,329

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,689)	(3,554,258)
Proceeds from disposal of property and equipment	29,942	-
Net cash provided by (used in) investing activities	17,253	(3,554,258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	8,938,290	(1,197,870)
Net cash provided by (used in) financing activities	8,938,290	(1,197,870)

Effect of exchange rate changes	6,688	(32,746)

Net decrease in cash and cash equivalents	(11,464)	(845,545)
Cash and cash equivalents, at beginning of year	83,843	929,388

Cash and cash equivalents, at end of year	$72,379	$83,843

Supplemental cash flow disclosures:
Interest paid	26,611	4,412
Income taxes paid	-	-

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LK TECHNOLOGY LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN U.S. DOLLARS)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Star Chariot Limited was incorporated in the British Virgin Islands (“BVI”) as an exempted limited liability company on March 3, 2011. On January 18, 2018, it was renamed as LK Technology Ltd. (“LK Technology ” or the “Company”).

LK Technology, its subsidiaries and its variable interest entities (“VIEs”) (collectively the “Group”) operate mobile application service for long-distance travel in the People’s Republic of China (the “PRC”). The core mobile application product, Luokuang, is made as an LBS-social contents and services distribution platform. It offers functions based on various travel scenarios, e.g. information, entertainment, travel, e-commerce, O2O, advertising, etc.

As of December 31, 2017, details of the Company’s subsidiaries and VIEs are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of legal ownership
Subsidiaries:
MMB Limited	Apr 11, 2013	Hong Kong	100%

Mobile Media (China) Limited	Nov 6, 2007	Hong Kong	100%

Zhong Chuan Tian Xia Information and Technology (Beijing) Limited	Feb 1, 2013	PRC	100%

Zhong Chuan Tian Xia Information and Technology (Shenzhen) Limited	Dec 23, 2010	PRC	100%

VIEs:

Beijing Zhong Chuan Shi Xun Technology Limited (“Zhong Chuan Shi Xun”)	May 17, 2004	PRC	100%

Jiangsu Zhong Chuan Rui You Information and Technology Limited (“Zhong Chuan Rui You”)	May 26, 2011	PRC	100%

Huoerguosi Luokuang Information and Technology Limited (“Huoerguosi Luokuang”)	Jul 19, 2017	PRC	100%

Shenzhen Jiu Zhou Shi Dai Digital and Technology Limited (“Jiu Zhou Shi Dai”)	Nov 26, 2004	PRC	100%

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group incurred losses from operations of $6,871,542 and $12,283,219 for the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the Group had a shareholder’s equity of $12,271,145. The Group had negative cash flows from operating activities for the year ended December 31, 2017 of $8,973,695. As of December 31, 2017, the Group had cash and cash equivalents of $72,379 and a working capital deficit of $1,371,672. From 2018 and onwards, the Group will focus on improving operation efficiency and cost reduction, and enhancing marketing functions to attract more users. The Group regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances and accessible credit to meet its liquidity requirements in the short and long term. The parent company continues to provide cash flow to the Group. Based on working capital conditions and forecast for future operations, the Group believes that it will be able to meet its payment obligations and other commitments for at least the following twelve months.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”), and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and consolidated VIEs have been eliminated upon consolidation. The results of subsidiaries and consolidated VIEs acquired or disposed of are recorded in the consolidated statements of operations from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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To comply with the PRC legal restrictions on foreign ownership of companies that operate mobile application services, the Group operates in such restricted services in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members or founders of the Group. Part of the registered capital of these PRC domestic companies was funded by certain management members or founders of the Group. The Group has entered into certain exclusive business services agreements with these PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Group to absorb a majority of the risk of losses from their activities. In addition, the Group has entered into certain agreements with those management members or founders, including equity interest pledge agreements of the equity interests held by those management members or founders and exclusive option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations.

Details of the typical VIE structure of the Group’s significant consolidated VIEs, primarily domestic companies associated with the operations such as Zhong Chuan Shi Xun, Zhong Chuan Rui You, Huoerguosi Luokuang and Jiu Zhou Shi Dai, are set forth below:

(i)	Contracts that give the Group effective control of VIEs

Exclusive option agreements

The VIE equity holders have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interest or assets pursuant to the call option. Each WFOE is entitled to all dividends and other distributions declared by the VIE, and the VIE equity holders have agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in the VIE which are in excess of the original registered capital that they contributed to the VIE, and to pay any such distributions or premium to the WFOE. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of such agreements are transferred to the WFOEs.

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the relevant VIE equity holders have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the VIE equity holders’ pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force for the duration of the relevant loan agreement and other structure contracts.

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(ii)	Contracts that enable the Group to receive substantially all of the economic benefits from the VIEs

Exclusive business services agreements

Each relevant VIE has entered into an exclusive business services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive business services to the VIE. In exchange, the VIE pays a service fee to the WFOE which typically amounts to what would be substantially all of the VIE’s pre-tax profit, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

Other arrangements

The exclusive call option agreements described above also enable the Group to receive substantially all of the economic benefits from the VIEs by typically entitling the WFOEs to all dividends and other distributions declared by the VIEs and to any distributions or proceeds from the disposal by the VIE equity holders of their equity interests in the VIEs that are in excess of the original registered capital that they contributed to the VIEs.

Based on these contractual agreements, the Group believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Group is the primary beneficiary of these PRC domestic companies, the Group believes that these VIEs should be consolidated based on the structure as described above.

Under the contractual arrangements with the consolidated VIEs, the Group has the power to direct activities of the consolidated VIEs and can have assets transferred out of the consolidated VIEs under its control. Therefore, the Group considers that there is no asset in any of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs, except for registered capital and PRC statutory reserves. As all consolidated VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the consolidated VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement which requires the Group to provide additional financial support to the consolidated VIEs. However, as the Group conducts its businesses primarily based on the licenses and approvals held by its consolidated VIEs, the Group has provided and will continue to provide financial support to the consolidated VIEs considering the business requirements of the consolidated VIEs, as well as the Group’s own business objectives in the future.

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Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are the allowance for doubtful accounts, the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill. Actual results could differ from those estimates.

Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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Cash and cash equivalents

Cash and cash equivalents primarily consist of cash, money market funds, investments in interest bearing demand deposit accounts, time deposits and highly liquid investments with original maturities of three months or less from the date of purchase and are stated at cost which approximates their fair value. The Group has no cash equivalents.

Accounts receivable, net of allowance

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group generally does not require collateral from its customers.

The Group maintains allowances for doubtful accounts for estimated losses resulting from the failure of customers to make payments on time. The Group reviews the accounts receivable on a periodic basis and makes specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic trends.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Wifi equipment	– 3 years
Office equipment	– 3 to 5 years
Vehicles	– 5 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Construction in progress

Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use.

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Intangible assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives.

Intangible assets have weighted average economic lives from the date of purchase as follows:

Software	– 5 years
Trademarks	– 10 years

Goodwill

The Group assesses goodwill for impairment in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) subtopic 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2017, we performed a qualitative assessment for goodwill. Based on the requirements of ASC350-20, we evaluated all relevant factors, including but not limited to macroeconomic conditions, industry and market conditions, financial performance. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was unnecessary as of December 31, 2017 and 2016.

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Impairment or disposal of long-lived assets

Long-lived assets other than goodwill are included in impairment evaluations when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In accordance with FASB ASC 360, Property, Plant and Equipment, the Group assesses the recoverability of the carrying value of long-lived assets by first grouping its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, the Group recognizes an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. The Group determines fair value through quoted market prices in active markets or, if quotations of market prices are unavailable, through the performance of internal analysis using a discounted cash flow methodology or obtains external appraisals from independent valuation firms. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate.

As of December 31, 2017 and 2016, the Group assessed the impairment of its long-lived assets and concluded that there was no impairment indication.

Business combination

We account for business combinations using the purchase method of accounting in accordance with FASB ASC topic 805, Business combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Revenue recognition

The Group recognizes revenue in accordance with FASB ASC topic 605, Revenue Recognition (“ASC 605”). Revenue is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

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Display-based online advertising services

The Group provides display-based online advertising services to customers by integrating text description, image and video, and displaying the advertisements in a prominent position of LuoKuang Application. The Group recognizes revenue in accordance with ASC 605, over the contractual term based on the agreements and confirmation letters signed by both parties, commencing on the date the customer’s advertisement is displayed on the Group’s platform.

Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). The financial records of the Company’s other subsidiaries and VIEs located in the PRC are maintained in their local currency, the Chinese Renminbi (“RMB”), which are the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company’s entities with a functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. For years ended December 31, 2017 and 2016, the Group did not have any material interest or penalties associated with tax positions nor did the Group have any significant unrecognized uncertain tax positions.

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Related parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

When the Group is the lessor, minimum contractual rental from leases are recognized on a straight-line basis over the noncancelable term of the lease. With respect to a particular lease, actual amounts billed in accordance with the lease during any given period may be higher or lower than the amount of rental revenue recognized for the period. Straight-line rental revenue commences when the customer assumes control of the leased premises. Accrued straight-line rents receivable represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with lease agreements. Contingent rental revenue is accrued when the contingency is removed.

Advertising costs

Advertising costs include expenses associated with direct marketing. All advertising costs are expensed as incurred and included in selling and marketing expenses. During the years ended December 31, 2017 and 2016, advertising costs amounted to $23,171,170 and $4,537,653, respectively.

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the two years ended December 31, 2017 and 2016 in the consolidated statements of comprehensive loss.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash with financial institutions with high-credit rating and quality in China. For the year ended December 31, 2017, two customers accounted for over 10% of total revenue. For the year ended December 31, 2016, four customers accounted for over 10% of total revenue. At December 31, 2017 and 2016, the Group had credit risk exposure of uninured cash in banks of approximately $72,379 and $83,843, respectively.

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NOTE 3 – INCOME TAX

At December 31, 2017 and 2016, the Group had an unused net operating loss carryforwards of approximately $25,123,726 and $20,081,239, respectively, for income tax purposes, which expires between 2018 to 2022 and between 2017 to 2021, respectively. At December 31, 2017 and 2016, these net operating losses carryforwards may result in future income tax benefits of approximately $5,043,944 and $4,008,863, respectively, however, because realization is uncertain at this time, a valuation allowance in the same amount has been established. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Group’s deferred tax liabilities and assets of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Deferred tax liabilities	$-	$-
Deferred tax asset
Net operating loss carryforward	5,043,944	4,008,863
Valuation allowance	(5,043,944)	(4,008,863)
Net deferred tax asset	-	-

Movement of valuation allowance

	December 31, 2017	December 31, 2016
At the beginning of the year	$4,008,863	$2,049,352
Current year addition	823,970	2,159,518
Expired	(61,411)	-
Exchange difference	272,522	(200,007)
At the end of the year	5,043,944	4,008,863

The Company is not subject to taxation in BVI under the current BVI law. Subsidiaries operating in the PRC are subject to PRC Enterprise Income Tax at the statutory rate of 25% for the years ended December 31, 2017 and 2016. Subsidiaries operating in Hong Kong are subject to Hong Kong income taxes at a rate of 16.5% for the years ended December 31, 2017 and 2016.

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A reconciliation of the income tax expense to the amount computed by applying the current statutory tax rate to the loss before income taxes in the consolidated statements of comprehensive income is as follows:

	December 31,	December 31,
	2017	2016
Loss before income taxes	$(6,810,454)	$(13,049,031)

Tax loss at statutory tax rate	(1,655,174)	(3,386,822)
Non-deductible items	6,729,255	1,712,857
Non-taxable items	(3,789,956)	(674,189)
Change in valuation allowance	823,970	2,159,518
Tax benefits	(2,108,095)	188,636
Income tax expenses	-	-

NOTE 4 – ACCOUNTS RECEIVABLE

At December 31, 2017 and 2016, accounts receivable consisted of the following:

	December 31,	December 31,
	2017	2016
Accounts receivable	$10,406,602	$2,098,946
Less: allowance for doubtful accounts	676,977	233,110
	$9,729,625	$1,865,836

NOTE 5 – OTHER RECEIVABLES

At December 31, 2017 and 2016, other receivables consisted of the following:

	December 31, 2017	December 31, 2016
Advances to suppliers	$339,701	$181,472
VAT recoverable (1)	3,033,065	1,662,805
Other	5,048,189	485,152
	$2,376,745	$2,287,934

(1)	The balance of advanced VAT represents input VAT available for deducting the amount of VAT paid in the future. During the years ended December 31, 2017 and 2016, the Group purchased a large amount of WiFi equipment for deployments, which generated related input VAT approved by tax authority.

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NOTE 6 – AMOUNTS DUE FROM RELATED-PARTIES

At December 31, 2017 and 2016, amounts due from related parties consisted of the following:

Name of related party	December 31, 2017	December 31, 2016
C Media Limited (1)	$11,760,692	$-
Ya Tuo Ji International Consultancy (Beijing) Limited (2)	204,412	183,811

(1)	C Media Limited is the parent company of LK Technology. The Group expects the amounts due from the related party will be returned to the Group within one year.

(2)	Ya Tuo Ji is a company controlled by the spouse of a major shareholder of C Media Limited. The loan is unsecured, interest-free and repayable on January 5, 2019.

NOTE 7 – PROPERTY AND EQUIPMENT

At December 31, 2017 and 2016, property and equipment consisted of the following:

		December 31,	December 31,
	Useful life	2017	2016
WiFi equipment	3 Years	$8,711,424	$8,367,678
Vehicles	5 Years	-	43,246
Office and other equipment	3 – 5 Years	170,242	416,434
Construction-in-progress	-	2,166,452	2,652,288
		11,048,118	11,479,646
Less: accumulated depreciation		(6,003,246)	(3,708,619)
		$5,044,872	$7,771,027

For the years ended December 31, 2017 and 2016, depreciation expense amounted to $2,628,884 and $2,474,434, respectively, of which $2,423,655 and $2,194,582, respectively, was included in cost of revenue, $117,648 and $121,740, respectively, was included in selling and marketing expenses and the remainder was included in general and administrative expense.

Included in construction-in-progress are WiFI equipment under construction.

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NOTE 8 – GOODWILL

In September of 2014, Zhong Chuan Shi Xun acquired a 100% interest in Zhong Chuan Rui You for a consideration of $7,391,894 (RMB48,000,000). Zhong Chuan Rui You is primarily engaged in on train WiFi business, deploying WiFi equipment on trains and providing passengers with entertainment and information services on trains. The book value of the identifiable net assets of Zhong Chuan Rui You was $151,958 (RMB963,000) and a goodwill of $7,239,936 was recorded.

NOTE 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

At December 31, 2017 and 2016, accrued liabilities and other payables consisted of the following:

	December 31,	December 31,
	2017	2016
Deferred revenue	$2,326,406	$302,735
Accrued payroll	143,998	316,458
Other taxes payable	3,544,469	461,699
Other payable	852,384	686,526
Other loans	6,095,655	9,562,915
	$12,962,912	$11,329,613

Deferred revenue represents prepayments from customers for advertising service and is recognized as revenue when the advertising services are rendered.

Other loans of $939,555 and $57,416, respectively, as of December 31, 2017 and 2016, are unsecured, bear daily interest at 0.04% and are repayable on demand.

NOTE 10 – AMOUNTS DUE TO RELATED PARTIES

At December 31, 2017 and 2016, amounts due to related parties consisted of the following:

	December 31,	December 31,
Name of related party	2017	2016
Mr. Song Xuesong (“Mr. Song”) (1)	$2,921,639	$10,669,325
C Media Limited (2)	$-	$4,855,236
Thumb Beijing Branch (3)	$612,103	$576,560
Thumb Shenzhen Branch (3)	$29,941	$28,202

(1) The Group’s CEO

(2) C Media Limited, the parent company.

(3) Thumb Beijing and Shenzhen Branch are controlled by the spouse of Mr. Song.

Amounts due to related parties are short-term in nature, non-interest bearing, unsecured and payable on demand.

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NOTE 11 – RETIREMENT AND WELFARE BENEFITS

The Group’s full-time employees are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue the employer-portion for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefits of $170,227 and $353,033 during the years ended December 31, 2017 and 2016, respectively, of which $23,392 and $30,455, respectively, was charged to cost of revenue, $48,957 and $97,408, respectively was charged to selling and marketing expenses, $49,717 and $86,934, respectively, was charged to general and administrative expenses and $48,161 and $138,236, respectively was charged to research and development expenses. The Group is required to make contributions to the plan out of the amounts accrued for all staff welfare benefits except for education benefits. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees.

NOTE 12 – STATUTORY RESERVES

As stipulated by the relevant law and regulations in the PRC, the Group’s subsidiaries and VIEs in the PRC are required to maintain a non-distributable statutory surplus reserve. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of profit after taxes as reported in the subsidiaries’ statutory financial statements prepared under the PRC GAAP. Once appropriated, these amounts are not available for future distribution to owners or shareholders. Once the general reserve is accumulated to 50% of the subsidiaries’ registered capital, the subsidiaries can choose not to provide more reserves. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production and increase in registered capital of the subsidiaries. The Group allocated $Nil to statutory reserves during the years ended December 31, 2017 and 2016, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Operating leases

We have entered into operating lease agreements primarily for our office spaces in China. These leases expire through 2018 and are renewable upon negotiation. Future minimum rental payment required under the Office Lease is as follows:

Year ending December 31:	Amount
2018	$122,138

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Contingencies

(a)       Litigation with Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd.

On January 22, 2016, Zhong Chuan Rui You and Shanghai Fusheng Weier Intelligent Control Technology Co., Ltd. (“Fusheng Weier”) signed a contract for equipment of $1,652,842 (RMB10,800,000). Since Zhong Chuan Rui You did not make the payments of $1,126,381 (RMB7,360,000) on the due dates, Fusheng Weier filed a lawsuit against Zhong Chuan Rui You in Shanghai Xuhui District People’s Court on October 8, 2016. On March 9, 2017, Xuhui District People’s Court issued the verdict requiring Zhong Chuan Rui You to pay the overdue debts. In August 2017, C Media Limited made the payment of $512,075 (RMB3,346,000). The remaining balance has been accrued in accounts payable. The payment schedule for the remaining balance is being negotiated by the two parties. On February 5, 2018, a hearing was held adding Zhong Chuan Shi Xun as a defendant. The Group plans to settle the remaining balance within one year.

(b)       Lawsuit with Gansu Jinlun Culture Media Co., Ltd.

On August 22, 2014, Zhong Chuan Rui You and Gansu Jinlun Culture Media Co., Ltd. (“Gansu Jinlun”) signed a “Lanzhou Railway Bureau Air-conditioned Train Wi-Fi Network System Advertising Operation Rights Agreement” for advertising on 72 trains of $1,467,880 (RMB9,604,633). Due to the dispute on the project implementation, Zhong Chuan Rui You did not pay the advertising fee. On August 23, 2017, Gansu Jinlun filed a lawsuit with Gansu Intermediate People’s Court. On December 19, 2017, Gansu Intermediate People’s Court issued a verdict, ruling that Zhong Chuan Rui You settle the overdue advertising fee. Since only 18 out of 72 trains have been installed with Wifi network system, Zhong Chuan Rui You disputed and appealed to the verdict. The next court trial date has not yet been determined.

C Media and Gansu Jinlun are negotiating a potential settlement to resume the contract. According to the legal counsel, it is probable that the settlement will amount to approximately $459,000 (RMB3,000,000); therefore, this amount has been accrued in accounts payable.

(c)       Litigation with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd.

On June 16, 2015, Zhong Chuan Rui You signed a cooperation agreement with Shenzhen Hua Xun Fang Zhou Technology Co., Ltd. (“Shenzhen Hua Xun”) and Xuesong Song, a major shareholder of C Media Limited. Pursuant to this agreement, Zhong Chuan Rui You procures equipment from Shenzhen Hua Xun. Xuesong Song acts as a joint liability guarantor for the entire debts of Zhong Chuan Rui You under this agreement. As Zhong Chuan Rui You did not make the payments on the due dates, Shenzhen Hua Xun filed a lawsuit with Shenzhen Baoan District People’s Court on May 31, 2016. On November 1, 2016, Zhong Chuan Rui You, Xuesong Song and Shenzhen Hua Xun reached a settlement in Shenzhen Baoan District People’s Court to settle $1,735,389 (RMB11,355,000) in four instalments. On December 30, 2017, the debt was assigned to C Media Limited.

NOTE 14 – SUBSEQUENT EVENT

The Group has evaluated all events or transactions that occurred after December 31, 2017 through May 25, 2018, which is the date that the financial statements were available to be issued.

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